EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for each of the periods indicated. All dollar amounts are reported in thousands.

	2011	2010	2009	2008	2007
Net Income (loss)(1)	$19,765	$(276,810)	$(8,645)	$7,418	$14,447
Fixed Charges:
Total Fixed Charges(2)	9,261	13,096	12,127	12,256	6,930

Total	9,261	13,096	12,127	12,256	6,930

Earnings (loss)	$29,026	$(263,714)	$3,482	$19,674	$21,377

Ratio of earnings (loss) to fixed charges(3)	3.13x	—	—	1.61x	3.08x

(1)	Net income is the equivalent of income from continuing operations, as CEP has no discontinued operations, minus income from equity affiliates that exceeded dividends from affiliates.
(2)	Fixed charges equal the sum of the following: interest expensed and capitalized; amortized premiums, discounts, and capitalized expenses related to indebtedness; and a reasonable approximation of the interest within rent expense.
(3)	Earnings were inadequate to cover fixed charges in certain periods. The coverage deficiency totaled approximately $277.0 million for the fiscal year ended December 31, 2010 and $8.7 million for the fiscal year ended December 31, 2009.